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2012

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ANNUAL AUDITED REPORT FORM X-17A-5

SEC FILE NUMBER
8- 11117

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: .

Foothill Securities, Inc.

OFFICIAL USE ONLY
1027
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 E. Dana Street
(No. and Street)

Mountain View	CA	94041
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen H. Chipman (650) 625-9701
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SingerLewak LLP
(Name - *if individual, state last, first, middle name)*

100 West San Fernando St. Suite 365	San Jose	CA	95113
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephen H. Chipman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Foothill Securities, Inc.**, as of **December 31, 2011**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

President
Title

See CA Jurat attached

Notary Public

This report ** contains (check all applicable boxes):

X (a) Facing page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Changes in Financial Condition
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital
X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
X (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
X (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
X (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
X (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

1 ______
2 ______
3 ______
4 ______
5 ______
6 ______

Signature of Document Signer No. 1 | Signature of Document Signer No. 2 (if any)

State of California
County of Santa Clara

Subscribed and sworn to (or affirmed) before me on this 24 day of February, 20 12, by
(1) Stephen N. Chipman, (Name of Signer)
proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)
(and
(2) ______, (Name of Signer)
proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

JOHN L. COWAN
Commission # 1907428
Notary Public - California
Santa Clara County
My Comm. Expires Oct 17, 2014

Place Notary Seal Above

Signature [signature] (Signature of Notary Public)

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: ______

Document Date: ______ Number of Pages: ______

Signer(s) Other Than Named Above: ______

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

SingerLewak LLP

www.SingerLewak.com

Silicon Valley
Los Angeles
Orange County
Woodland Hills
Monterey Park
San Diego

50+ YEARS SINCE 1959

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES

Board of Directors and Stockholders
Foothill Securities, Inc.
Mountain View, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 , we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Foothill Securities, Inc. (the "Company"), the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

SingerLewak LLP

SingerLewak LLP

San Jose, California
February 28, 2012

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended Dec. 31, 2011
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

011117 FINRA DEC
FOOTHILL SECURITIES INC 11*11
150 E DANA ST
MOUNTAIN VIEW CA 94041-1506

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
John Cowan - 650-625-9701

2. A. General Assessment (item 2e from page 2)		$ 31,680
B. Less payment made with SIPC-6 filed (exclude interest) 07-28-2011 Date Paid		(15,952)
C. Less prior overpayment applied		(—)
D. Assessment balance due or (overpayment)		15728
E. Interest computed on late payment (see instruction E) for______days at 20% per annum		—
F. Total assessment balance and interest due (or overpayment carried forward)		$ 15728
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 15,728	
H. Overpayment carried forward	$(—)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

N/A

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Foothill Securities, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 28 day of February, 2012.

Chief Compliance Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 01-01, 2011 and ending 12-31, 2011

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 30,794,225
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	—
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	17,643,896
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Private Placements (Deductions in excess of $100,000 require documentation)	462,481
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ —	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 16,044	
Enter the greater of line (i) or (ii)	16,044
Total deductions	18,122,421
2d. SIPC Net Operating Revenues	$ 12,671,804
2e. General Assessment @ .0025	$ 31,680

(to page 1, line 2.A.)

SingerLewak LLP

www.SingerLewak.com

Silicon Valley
Los Angeles
Orange County
Woodland Hills
Monterey Park
San Diego

50+ YEARS SINCE 1959

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

Board of Directors and Stockholders
Foothill Securities, Inc.
Mountain View, California

In planning and performing our audit of the financial statements and supplemental schedules of Foothill Securities, Inc. (the "Company") as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

100 W San Fernando St., Suite 365 San Jose, CA 95113 T: 408.294.3924 F: 408.295.3925

877.754.4557

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

SingerLewak LLP

SingerLewak LLP

San Jose, California
February 28, 2012

FOOTHILL SECURITIES, INC.

FINANCIAL STATEMENTS
FOR THE YEAR ENDED
DECEMBER 31, 2011

FOOTHILL SECURITIES, INC.
TABLE OF CONTENTS
December 31, 2011

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Stockholders'
Foothill Securities, Inc.
Mountain View, California

We have audited the accompanying statement of financial condition of Foothill Securities, Inc. (the "Company") as of December 31, 2011, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Foothill Securities, Inc. as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

SingerLewak LLP

SingerLewak LLP

San Jose, California
February 28, 2012

FOOTHILL SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2011

ASSETS

Current assets		
Cash and cash equivalents	$	1,658,495
Commissions receivable		539,877
Other receivables		171,159
Prepaid expenses		179,281
Deferred tax asset		11,500
Total current assets		2,560,312
Deferred tax asset, net of current portion		33,300
Property and equipment, net		104,477
Intangible asset, net		43,200
Total assets	**$**	**2,741,289**

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Commissions payable	$	489,017
Accounts payable and other accrued expenses		143,475
Total liabilities		632,492
Commitments and contingencies (Note 13)		
Stockholders' equity		
Common stock, $.0001 par value; 10,000,000 shares authorized; 6,679,527 shares issued and outstanding		5,438
Restricted common stock, 210,251 shares authorized to be issued		32,400
Paid-in capital		1,696,241
Retained earnings		374,718
Total stockholders' equity		2,108,797
Total liabilities and stockholders' equity	**$**	**2,741,289**

The accompanying notes are an integral part of these financial statements.

FOOTHILL SECURITIES, INC.
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2011

Revenues		
Commissions and fees	$	34,161,204
Other income		529,206
Interest income		2,104
Total revenue		34,692,514
Expenses		
Salaries, wages, and commissions		31,920,001
Officers' salaries		498,873
Regulatory fees and expenses		426,600
Business travel		36,545
Board member expenses		101,112
Consulting fees		293,710
Insurance		362,962
Conference expenses		275,467
Rent		110,113
Database aggregation expenses		42,000
Administrative expenses		501,556
Total expenses		34,568,939
Income before provision for income taxes		123,575
Provision for income taxes		56,000
Net income	**$**	**67,575**

The accompanying notes are an integral part of these financial statements.

FOOTHILL SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2011

	Shares	Common Stock	Restricted Common Stock	Paid-In Capital	Retained Earnings	Total Stockholders' Equity
Balances, December 31, 2010	5,229,062	$ 5,294	$ 43,200	$1,100,722	$ 307,144	$1,456,360
Stock-based compensation	203,554	20	-	56,975	-	56,995
Repurchase of common stock	(125,197)	(13)	-	(34,320)	-	(34,333)
Regulation D shares issued for 2010	1,291,073	129	-	26,320		26,449
Contributed capital under Regulation D for 2011	-	-	-	474,901	-	474,901
Contributions of additional paid-in capital	-	-	-	60,850	-	60,850
Restricted common stock issued	81,035	8	(10,800)	10,792	-	-
Net Income	-	-	-	-	67,575	67,575
Balances, December 31, 2011	**6,679,527**	**$ 5,438**	**$ 32,400**	**$1,696,240**	**$ 374,719**	**$2,108,797**

The accompanying notes are an integral part of these financial statements.

FOOTHILL SECURITIES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2011

Cash flows from operating activities		
Net Income	$	67,575
Adjustments to reconcile change in net assets to net cash provided by operating activities:		
Depreciation		33,698
Amortization of intangible asset		5,400
Loss on disposal of fixed asset		2,475
Stock-based compensation		56,995
Deferred taxes		55,200
Changes in operating assets and liabilities:		
Commissions receivable		91,486
Other receivables		(144,938)
Prepaid expenses		4,249
Commissions payable		(71,342)
Accounts payable and other accrued expenses		(56,222)
Net cash provided by operating activities		44,576
Cash flows from investing activities		
Purchases of property and equipment		(46,563)
Net cash used in investing activities		(46,563)
Cash flows from financing activities		
Common stock repurchased		(34,333)
Paid-in capital contributed by representatives		60,979
Contributed capital under Regulation D		501,221
Net cash provided by financing activities		527,867
Net increase in cash		525,880
Cash and cash equivalents, beginning of year		1,132,615
Cash and cash equivalents, end of year	**$**	**1,658,495**
Supplemental disclosures of cash flows information:		
Taxes paid	**$**	**955**
Interest paid	**$**	**-**

Supplemental schedule of non-cash financing and investing activities:

The Board of Directors approves issuance of common shares one year after the recognition of stock based compensation expense.

The accompanying notes are an integral part of these financial statements.

NOTE 1 – NATURE OF BUSINESS

Foothill Securities, Inc. (the "Company") is a fully disclosed broker-dealer, registered with the Financial Industry Regulatory Authority ("FINRA"), and licensed by the Securities and Exchange Commission ("SEC") and the California Department of Corporations.

The Company was incorporated in California on October 11, 1962, and conducts business from forty-three (43) Offices of Supervisory Jurisdiction ("OSJ") located in Arizona, California, Colorado, Florida, Hawaii, Nevada, New Mexico, Tennessee, Texas, Utah, and Washington.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates
The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires and includes management estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and could be material to the financial statements.

Cash Equivalents
For purposes of the Statement of Cash Flows, the Company considers all cash and short-term investments with original maturities of three months or less, and clearing deposits to be cash equivalents.

Commissions Receivable and Payable
Commissions receivable are uncollateralized commissions due to the Company from sales of mutual funds, stock trades, variable products, and direct participation programs. When orders are placed, the Company records an estimated receivable for commission and an estimate of the related commission payable to the registered representatives.

The Company reviews all open orders every ninety days with the respective registered representatives responsible for placing those orders. If any order is determined to be no longer valid, then the related commission receivable and commission payable are voided along with the corresponding revenue.

Payments of commission receivable are allocated to specific investor orders.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value of Financial Instruments
As defined in FASB ASC Topic No. 820, "Fair Value Measurements and Disclosures" ("ASC 820"), fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company used the market or income approach. Based on this approach, the Company utilizes certain assumptions about risk and or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated or generally unobservable inputs. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs.

Based on the observability of the inputs used in the valuation techniques, the Organization is required to provide the following information to the fair value hierarchy. The fair value hierarchy ranks the quality and the reliability of the information used to determine fair values. As a basis for considering such assumptions, ASC 820 establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value.

Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 – Unobservable inputs, which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. For the fiscal year ended December 31, 2011, the application of valuation techniques applied to similar assets and liabilities has been consistent with techniques applies during the fiscal year ending December 31, 2011.

Financial instruments included in the Company's Statement of Financial Position include cash and cash equivalents, commissions receivable, commissions payable, and accrued expenses. The carrying amounts of all these instruments approximate fair value due to their short maturities.

Intangible Asset and Amortization
An intangible asset was acquired as part of the CUE Financial Group, Inc. ("CUE") transaction in August 2009. The amortization expense on this asset is calculated on a straight-line basis over a ten (10) year period. (See Notes 6 and 10)

Revenue Recognition
The Company's revenue is generated from registered investment advisory fees derived from asset management and financial planning fees, and concessions and commissions related to sales of mutual funds, stock trades, variable products, fixed products, and direct participation programs. Revenue is recorded when earned.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property and Equipment

The Company's property and equipment are recorded at cost. Maintenance, repairs, and minor renewals are charged against earnings as incurred. Additions and major renewals costing $1,000 or more are capitalized. The cost and accumulated depreciation of assets sold or retired are removed from the respective accounts, and any gain or loss is reflected in earnings. Depreciation is calculated using the double declining balance and straight-line methods over the following estimated useful lives:

Computer equipment	5 years
Office equipment	5 - 7 years
Software	3 years
Leasehold improvements	Over the remaining term of the lease

Income Taxes

The Company elected "C Corporation" status for income tax purposes. The provision for income taxes includes federal income and various state income and franchise taxes currently payable, and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities. Deferred income taxes are provided based on the estimated future tax effects of differences between financial statement carrying amounts and the tax bases of existing assets and liabilities. Deferred income taxes result primarily from deductions and income recorded on the financial statements but not yet allowable or reportable for income tax purposes.

The Company uses the asset and liability method to account for deferred income taxes. The asset and liability method requires the recognition of deferred income tax liabilities and assets for the expected future tax consequences of temporary differences between tax bases and financial reporting bases of assets and liabilities. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Uncertain Tax Positions

The Company accounts for uncertain tax positions in accordance with Accounting Standards Codification ("ASC") 740-10, Accounting for Uncertainty in Income Taxes ("ASC 740"). The Company has elected to recognize interest and penalties related to tax uncertainties as operating expenses. At December 31, 2011, management has determined that there are no uncertain tax positions requiring recognition in its financial statements.

Advertising Costs

Advertising costs are charged to operations when incurred. For the year ended December 31, 2011, advertising expense totaled $1,500.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Stock-Based Compensation
The Company measures and recognizes compensation expense for all stock-based payment awards made to employees, unless the fair value was deemed deminimus, in which case, no expense is recognized. The Company has issued compensatory stock grants which vest over the service period tied to an employment agreement for the President. Stock-based compensation expense recognized is based on the value of the portion of stock-based payment awards that is ultimately expected to vest. Stock-based compensation expense is recognized in the Company's Statement of Operations during the year ended December 31, 2011.

Recently Issued Accounting Pronouncement
In May 2011, the FASB issued ASU No. 2011-04, *Fair Value Measurement* ("Topic 820"): Amendments to Achieve Common *Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs*. ASU No. 2011-04 updates accounting guidance related to fair value measurements and disclosures that result in common fair value measurements and disclosures between U.S. GAAP and International Financial Reporting Standards. This guidance includes amendments that clarify the application of existing fair value measurement requirements, in addition to other amendments that change principles or requirements for measuring fair value and for disclosing information about fair value measurements. This guidance is effective for annual periods beginning after December 15, 2011. The adoption of this guidance is not expected to have a material effect on the Company's financial statements.

NOTE 3 – CASH CLEARING DEPOSIT ACCOUNTS

In the event that a registered representative incurs a market action error, the Company has available a clearing deposit with Pershing, LLC that can cover such errors up to $100,000. When a registered representative is responsible for such a loss, the representative is contractually obligated to reimburse the Company.

The Company also has a $10,000 clearing fund deposit with The Depository Trust & Clearing Corporation, which is required by the National Securities Clearing Corporation as a condition for utilizing the Fund/SERV and Insurance Processing Services.

Both of these deposits are included in cash on the accompany Statement of Financial Position.

NOTE 4 – PREPAID EXPENSES

Prepaid expenses consist of the following as of December 31, 2011:

Prepaid insurance	$ 57,586
Prepaid registration fees	107,840
Other prepaid expenses	13,855
	$ 179,281

NOTE 5 – PROPERTY AND EQUIPMENT

Property and equipment consists of the following as of December 31, 2011:

Computer equipment	$ 161,364
Office equipment	43,934
Software	28,058
Leasehold improvements	69,144
	302,500
Less accumulated depreciation and amortization	(198,023)
	$ 104,477

For the year ended December 31, 2011, depreciation and amortization expense was $33,698.

NOTE 6 – INTANGIBLE ASSET

An intangible asset was recognized as part of the CUE transaction as discussed more fully in in Note 10. This intangible asset represents the fair value of CUE's network of independent representatives. Management has determined that an amortizable life of ten (10) years is reasonable. This period has been determined by analyzing the average tenure of all independent representatives who were currently affiliated with the Company at the time of the CUE transaction. As of December 31, 2011, the value of the intangible asset has been reduced to $43,200, with $5,400 of amortization expense recognized during the year ended December 31, 2011.

NOTE 7 – ACCOUNTS PAYABLE AND OTHER ACCRUED EXPENSES

Accounts payable and other accrued expenses consist of the following as of December 31, 2011:

Accounts payable	$ 21,777
Accrued payroll and compensated absences	27,836
Accrued bonuses and profit sharing	76,624
Other accrued expenses	17,238
	$ 143,475

NOTE 8 – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital equal to the greater of six and two-thirds percent (6 2/3%) of aggregated indebtedness or $50,000. The rule also defines the minimum required ratio of aggregate indebtedness to net capital of 15 to 1. The Company has computed the net capital and aggregate indebtedness calculations in accordance with FINRA Notice to Members, Numbers 84-48 and 85-5, respectively. At December 31, 2011, the Company has net capital of $1,248,820 which was $1,198,820 in excess of its required net capital of $50,000. The Company's aggregate indebtedness to net capital ratio was 50.65%, or 0.51 to 1.00.

NOTE 9 – STOCKHOLDERS' EQUITY

Shares Authorized, Issued and Outstanding
At December 31, 2011, 10,000,000 shares of common stock were authorized, and 6,679,527 shares were issued and outstanding.

Compensatory Stock Grants
As part of its President's employment agreement entered into in 2007, the Company granted its President 220,000 shares in 2007, which vest at a rate of 44,000 shares of common stock per year over five years. The issuance of the shares is based upon the President's performance, evaluated on an annual basis by the Board of Directors. The shares are valued based upon their grant date fair value. During 2011, 88,000 shares of stock were issued to the President to cover the 2010 and 2011 years, for a total of 220,000 shares as of December 31, 2011. The Company recognized $24,640 as compensation expense as a result of this issuance. The Company has elected to recognize the related compensation expense based upon the net book value per share. The amount recognized does not differ materially from the grant date fair value. At December 31, 2011, there were no unvested shares.

NOTE 9 – STOCKHOLDERS' EQUITY (Continued)

Compensatory Stock Grants (continued)
In addition to the shares issued under the original employment agreement (which expired on March 31, 2011 and was renewed for another five years), the Board of Directors also authorized for the President to hold 5% of the total outstanding shares of stock as of the expiration date. The Company issued an additional 115,554 shares of stock and recognized $32,355 as additional compensation expense. The Company has elected to recognize the related compensation expense based upon the net book value per share as of December 31, 2010.

As part of the President's new employment agreement entered into in 2011, beginning on the one year anniversary of the agreement, and on each annual anniversary thereafter, the Company agrees to issue, as additional compensation, shares of common stock in the Company equal to one percent (1%) of the then issued and outstanding shares of stock. No shares shall be issued in the event that the President is not employed on the anniversary date, without regard to the reason for the termination of employment.

Common Stock Repurchase
During the year, the Company repurchased 125,197 shares of common stock from terminated Representatives at a total cost of $34,333.

Common Stock Designated for Issuance – Restricted Common Stock
The Company has 210,251 shares of common stock that has been allocated for the CUE transaction at December 31, 2011.

Paid-In Capital Contributed
During the year, as a result of Representatives' assessments, paid-in capital of $60,850 was contributed to the Company.

Contributed Capital
The Company is offering shares of common stock to its registered Representatives and employees who are accredited investors as defined in Rule 501(a) of Regulation D the Securities Act of 1933. As part of the same offering, it has previously sold shares in this offering to an additional 35 of its registered Representatives who had the experience and knowledge necessary to understand the merits and risks of the investment.

The original offering dated December 1, 2008 was amended effective July 14, 2010, to accommodate and reflect the revised definition of an accredited investor per the Dodd-Frank Wall Street Reform and Consumer Protection Act.

NOTE 9 – STOCKHOLDERS' EQUITY (Continued)

Contributed Capital (continued)
At the same time, the offering also was amended to no longer include the issuance of shares in return for a 1% reduction in commission and fees. This was done in recognition that this was no longer an appropriate part of the Regulation D offering in that the Company adopted a stock bonus plan for all registered representatives, and not just for those who were qualified investors, that required no contribution to the Company's capital which was retroactive to December 19, 2008, the date of the original Regulation D offering. Further, the election by qualified Representatives to purchase additional shares in the Regulation D offering up to a maximum base of 3% of their commissions and fees and other income, was reduced to 2%, effective January 1, 2010. Upon inception of the original offering, the Company began withholding one percentage point of all Representatives commissions payable effective the week ending December 19, 2008. Representatives automatically received shares of common stock in the Company in the amount of this reduction in their compensation, provided they were registered with the Company when the shares were issued. Representatives who had elected to purchase shares in an amount equal to a total of 3% of gross revenues created by his or her services for the years 2008 and 2009 also received shares. The price per share under the amended offering is the December 31st book value of the current year, as indicated by the audit of the corporate financial statements, divided by the number of shares outstanding at the end of each fiscal year. For shares that were issued for 2008 and 2009 purchases, a book value per share of $0.25 was applied. For shares issued for 2010 purchases, a book value per share of $0.28 was applied, and 1,291,073 shares were issued in 2011.

If for any reason a Representative is no longer registered with the Company when the stock is to be issued under the Regulation D private offering, the amount of commissions and fees withheld at the request of the purchaser will be repaid. Accredited employees of the Company may purchase shares under the same terms and conditions as the Representatives, and up to 2% of their base compensation.

All shares will be issued after the end of each year when audited financial statements are available and generally no later than March 31st of the succeeding year. The shares will be issued once full payment has been received.

During the year, as a result of Representatives' contributions related to the Regulation D offering, total capital contributed amounted to $474,901 as of December 31, 2011. As the Company has until March 31, 2012 to issue these shares, no shares have been issued under Regulation D for the year ended December 31, 2011,and no shares for that year have been issued pursuant to the stock bonus plan that may be issued pursuant to Regulation 701.

NOTE 9 – STOCKHOLDERS' EQUITY (Continued)

Warrant Grants
In the prior year, the Company initially granted 207,007 common stock warrants to CUE and its principals with an exercise price equal to the Company's common stock book value as determined at the end of the month in which the warrants are exercised. These warrants are fully vested on the grant date and they expire three years after the grant date, or August 2012. The warrants fair value was deemed deminimus, and as such, no value was ascribed to these warrants in the purchase accounting related to the CUE transaction.

These warrant grants have an anti-dilution provision that requires the Company to adjust the number of common stock warrants purchased upon exercise of the warrants, such that the number of common stock shares that may be purchased as of the last day on which the warrant is exercisable shall be five percent of the stock then outstanding. The Company has reviewed the warrant agreement and the related anti-dilution provision, and has determined that it does not require treatment as a derivative.

At December 31, 2011, as a result of the anti-dilution feature, there were 350,675 common stock warrants outstanding.

NOTE 10 – CUE AFFILIATION TRANSACTION AND AGREEMENT

In August 2009, the Company entered into an affiliation agreement with CUE Financial Group, Inc. ("CUE") whereby CUE would allow the Company to recruit from its network of independent representatives, with the intention of convincing the CUE representatives to change their broker dealer affiliation from CUE to the Company. In addition, CUE's current ownership and principals would actively work towards convincing CUE representatives to change their broker dealer affiliation.

The Company determined that the affiliation agreement met the definition of a business combination. The Company did not receive any tangible assets or liabilities, or equity in CUE as part of the acquisition. In addition, the Company did not exchange any tangible assets or liabilities as payment for the acquisition.

As consideration, the Company granted CUE's principals, who have now designated the Company as their broker dealer, 1% of the Company's then outstanding stock on the first, second, third, fourth and fifth anniversary of this agreement for a total issuance of 5% tied to an anti-dilution provision. At December 31, 2009, 5% of outstanding shares represented 203,362 common shares. The grant date fair value of those common shares was $54,000. This amount had been recorded as restricted common stock in the statement of stockholders' equity. As of August, 2011 and 2010, the Company issued 81,035 and 52,291 shares, respectively and released $10,800 each year from the restricted common stock classification. As of December 31, 2011, and as a result of the anti-dilution feature, there remain 210,251 shares to be issued.

NOTE 10 – CUE AFFILIATION TRANSACTION AND AGREEMENT (Continued)

Additionally, the $43,200, net of accumulated amortization, represents the fair value of an intangible asset as shown in the Statement of Financial Position. This intangible asset represents the fair value of CUE's network of independent representatives. (See Note 6)

The Company also agreed to an anti-dilution provision tied to the 5% stock issuance that requires the Company to issue additional shares to these principals in a number sufficient to avoid any dilution of the current percentage of shares it holds. The Company has reviewed this anti-dilution provision and has determined that it does not require treatment as a derivative.

The agreement also provides CUE principals with warrants to purchase 350,675 shares (originally 207,007 shares) of common stock as discussed in Note 9.

NOTE 11 – PROVISION FOR INCOME TAXES

The provision for income taxes consists of the following as of December 31, 2011:

	Federal	States	Total
Income tax payable	$ -	$ 800	$ 800
Deferred tax expense	43,400	11,800	55,200
Total provision for income taxes	**$ 43,400**	**$ 12,600**	**$ 56,000**

The income tax benefit differs from the expected benefit that would result from applying statutory rates to the pre-tax loss due to the following:

- The tax benefits of the federal tax graduated rate structure, as applied during the periods to those differences between the financial statements and the tax returns (described in Note 2), and when they are expected to become taxable or deductible.
- Certain nontaxable income and expense items also referred to as permanent differences.
- The federal tax benefit derived from the deduction for state franchise and income taxes.
- A deferred tax benefit was recognized for net operating loss carryforwards and other deferred tax assets by a reduction to the valuation allowance discussed below.

NOTE 11 – PROVISION FOR INCOME TAXES (Continued)

Deferred tax assets and liabilities consist of the following:

Deferred tax assets	
Net operating loss carryforwards	$ 40,100
Contribution carryforwards	1,850
Accrued vacation and wages	12,200
	54,150
Deferred tax liabilities	
Depreciation and amortization	(4,300)
State taxes	(5,050)
	(9,350)
Net deferred tax assets	44,800
Valuation allowance	-
Deferred tax assets	**$ 44,800**

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management has determined that the prior valuation allowance against the net deferred tax assets is not required in light of the Company's profitable year and anticipated future taxable income.

At December 31, 2011, the Company had federal and state net operating loss carryforwards of approximately $88,000 and $106,000, respectively. If not utilized, the carryforwards will expire in 2029 for federal income and California franchise tax purposes.

The Company's federal and state tax returns from 2006 through 2010 are subject to audit and adjustment by the taxing authorities.

Management has determined that a reserve is not required to be recognized under ASC 740-10.

NOTE 12 – 401(K) AND PROFIT SHARING PLAN AND TRUST

Effective January 1, 2004, the Company adopted a 401(k) profit sharing plan for all eligible employees. Eligible employees are defined as all full-time employees who have attained age 21, and who have been employed at least one year and have completed at least 1,000 hours of service annually. Employees may elect to defer 1% to 25% of their salary, up to the federal limit, and are 100% vested upon entering the plan. The Company annually matches the participants' contribution up to 4% of participants' gross wages. The Company may also elect to make a discretionary contribution annually to the profit sharing plan and trust. In 2011, the Company contributed a total of $117,465 under these arrangements.

NOTE 13 – COMMITMENTS, RELATED PARTY TRANSACTIONS, AND CONTINGENCIES

Facility Lease
The Company entered into a lease agreement for their corporate office, commencing on February 1, 2008, with a related party limited liability company (LLC). This LLC includes certain members that are also stockholders of the Company. Under the terms of the lease, the Company pays a monthly base rent of $6,938, and the Company also pays its share of utilities and taxes in operating expenses. The lease expires on January 31, 2013. The future minimum rental commitments are as follows:

For the Year Ending December 31,	Amount
2012	$ 83,256
2013	6,938
Total	**$ 90,194**

Rent expense, plus utilities and taxes, was $107,100 for the year ended December 31, 2011.

Postage Meter Lease
The Company entered into an operating lease agreement for their postage meter, commencing on April 3, 2009. Under the terms of the lease, the Company pays a monthly rent of $301 through January 3, 2012. Beginning January 3, 2012, the Company pays a quarterly rent of $902. The lease expires on April 3, 2016.

NOTE 13 – COMMITMENTS, RELATED PARTY TRANSACTIONS, AND CONTINGENCIES (Continued)

The future minimum rental commitments are as follows:

For the Year Ending December 31,	Amount
2012	$ 3,608
2013	3,608
2014	3,608
2015	3,608
2016	902
Total	**$ 15,334**

Legal Matters
In the normal course of operations, the Company is involved with certain claims and disputes, and is subject to periodic examinations by regulatory agencies. Based on consultation with legal counsel, it is the opinion of the Company's management that liabilities, if any, arising from such claims, disputes or examinations would not have a material effect on the Company's financial position.

NOTE 14 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 28, 2012, the date the financial statements were issued.

SingerLewak LLP

www.SingerLewak.com

Silicon Valley
Los Angeles
Orange County
Woodland Hills
Monterey Park
San Diego

50+ YEARS SINCE 1959

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY *RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION*

Board of Directors and Stockholders
Foothill Securities, Inc.
Mountain View, California

We have audited the accompanying financial statements of Foothill Securities, Inc. (the "Company") as of and for the year ended December 31, 2011, and have issued our report thereon dated February 28, 2012. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

SingerLewak LLP

SingerLewak LLP

San Jose, California
February 28, 2012

100 W San Fernando St., Suite 365 San Jose, CA 95113 T: 408.294.3924 F: 408.295.3925

877.754.4557

IGAF POLARIS

FOOTHILL SECURITIES, INC.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE (FOCUS) REPORT

December 31, 2011

Schedule I

Please see the attached FOCUS report on the following pages 21 to 23.

FOOTHILL SECURITIES, INC.
FOCUS REPORT - PART II A

This report is being filed pursuant to:

1) Rule 17a-5(a) X

This report is being filed:

2) Quarterly X

This FOCUS II is for the period ending in: December
Period Beginning: 1/1/2011
Period Ending: 12/31/2011

Unconsolidated: X

Does Respondent carry its own customer accounts?

No: X

Using the (B) Basic Method (B)

ASSETS

		Allowable	Non-Allowable	Total
1	Cash	1,658,495	-	1,658,495
2	Rec Fr Brokers & Dealers			
	A Clearance Account	-	-	-
	B Other	259,217	422,958	682,175
3	Rec fr Non-Customers	-	-	-
4	- 9 blank	-	-	-
10	Property Depreciation	-	104,477	104,477
11	Deferred tax asset		44,800	44,800
12	Other Assets	-	251,342	251,342
13	Total Assets	1,917,712	823,577	2,741,289

LIABILITIES

		A.I.	Non-A.I.	Total
15	Payable to Non-Customers	489,017	-	489,017
17	Accounts pay, accrued Liabilities, expenses & other	143,475	-	143,475
20	Total Liabilities	632,492	0	632,492

EQUITY	
23 Corporation	
A. Preferred Stock	-
B Common Stock	5,438
C addit paid-in capital	1,728,641
D Retained Earnings	374,718
E Total	2,108,797
24 **Total ownership equity**	**2,108,797**
25 **Total liabilities, and ownership equity**	**2,741,289**

INCOME STATEMENT	
REVENUE	
1 Commissions	
A On listed equity sec executed on an exh	1,943,088
B On listed option transactions	74,673
C On all other securities	7,921,062
D Total securities commissions	9,938,823
5 Revenue from sale of investment company shares	8,461,940
7 Fees for acct supervision, investment advisory & admin services	11,200,558
8 Other revenue	5,091,193
9 **Total revenue**	**34,692,514**
EXPENSES	
10 Salaries & other employment costs for gen ptners & voting stockholder officers	498,873
11 Other employee compensation & benefits	31,920,001
14 Regulatory fees & expenses	426,600
15 Other expenses	1,723,465
16 **Total expenses**	**34,568,939**
NET INCOME	**123,575**
17 Income (loss) before Federal Taxes	123,575
18 Provision for Fed Inc Taxes	56,000
22 Net income/loss after Federal income taxes & extraordinary items	67,575

MONTHLY INCOME

23 Income from last month this FOCUS covers (before provisions for Federal income taxes and extraordinary items):	95,322

Exemptions Under SEC Rule 15c3-3

25	**A**	
	B K(2) (I) - Special Account for Exclusive Benefit of Customers" maintained:	**X**
	C (k) (2) (II) - All customer transactions cleared through another broker-dealer on a fully disclosed basis.	**X**
	8-17574 a	

Computation of Net Capital

1	Total ownership equity (o/e)		2,108,797
2	Deduct ownership equity not allowable for Net Capital		(32,400)
3	Total o/e qualified for net capital		**2,076,397**
5	Total cap & allowable subloans		
6	Deductions &/or charges		
	A Total non-allowable assets		823,577
	D Other deductions &/or charges	4,000	827,577
8	Net Capital before haircuts		1,248,820
10	**Net Capital**		**1,248,820**
11	Minimum net capital required: (based on Aggregate Indebtedness)		42,166
12	Minimum Dollar Requirement		50,000
13	**Net Cap reqmt (greater of line 11 or 12)**		**50,000**
14	**Exces net capital**		**1,198,820**
15	Exc net cap @ 1000% (net cap - 10% AI)		1,185,571
	Computation of Aggregate Indebtedness		
16	Total AI liab from Balance Sheet		632,492
19	Total Aggregate Indebtedness		632,492
20	**Ratio of Ai/NC**		**50.65**

Statement of Changes in Ownership Equity

1	**Balance, beginning of period**	**1,456,360**
	A Net income (loss)	**67,575**
	B Additions, incl non-conforming capital of	**619,195**
	C Deductions, incl non-conforming capital	**(34,333)**
2	**Balance, end of period**	**2,108,797**

FOOTHILL SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3
and
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

December 31, 2011

Schedule II

The Company did not handle any customer cash or securities during the period and does not have any customer accounts.

Exemptive provision under Rule 15c3-3. Firm is operating as a (k)(2)(A) and (k)(2)(B) broker/dealer.

The Company is a fully disclosed broker/dealer. The clearing broker used is:

Pershing, LLC
One Pershing Plaza
Jersey City, NJ 07399

Firm is a FINRA member.

FOOTHILL SECURITIES, INC.

RECONCILIATIONS PURSUANT TO RULE 17a-5

December 31, 2011

Schedule III

The respondent's reconciliation of the computation of net capital did not differ from the net capital calculated on pages 21 to 23.

See Independent Auditor's Report on supplementary information.